82-4883



HYPOTHEKENBANK IN ESSEN AG

03 APR 21 AM 7:21

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen

Gildehofstraße 1
45127 Essen
www.essenhyp.com
info@essenhyp.com
Tel.: 0201 / 8135-0
Fax: 0201 / 8135-200

Bankverbindung:
Deutsche Bundesbank
Filiale Essen
Konto-Nr. 360 096 10

Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776475

SEC Headquarters
Office of International Corporate
Finance
Room 3099
450 Fifth Street

NW, Washington DC 20549
USA



03022324

Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		CN/UG	495	2003-04-17

SUPPL

Business Figures as of March 31, 2003

- **Excellent start to the new business year – 8.5% increase in our operating result to €42.3m (€39m in 2002)**
- **6.7% increase in our net interest and commission income to €62.1m (€58.2m)**
- **Public-sector lending at the previous year's level with new lending commitments totaling €6.1bn (€6bn)**
- **Strong increase in property financing activities – 51% increase in new lending commitments to €396.4m (€262.6m)**
- **Stronger focus on funding – the total volume of funds raised rose by 43% to €9.7bn (€6.8bn)**

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Dear Sir or Madam,

Please find enclosed our latest press release, as well as an overview of Essen Hyp's key business figures as of March 31, 2003. We would appreciate it if you could edit and publish this information.

If you have any content-related questions or require further information about Hypothekenbank in Essen AG, please do not hesitate to contact our Public Relations Department (Tel.: +49 201 8135-495).

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

dlw 6/6



HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG on the Bank's Quarterly Figures as of March 31, 2003

Excellent start to the business year 2003

"Essen Hyp was able to keep up last year's successful business performance in the first quarter of 2003," reported Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The bank further strengthened its property financing activities, thus continuing last year's positive development in this segment. Given the stronger focus on mortgage lending - a business segment which, compared to public-sector lending, is characterized by smaller volumes and higher margins - Essen Hyp's balance sheet total shrank by 2.4%, coming to €69.3bn as of March 31, 2003, against €71bn as at year-end 2002.

At the same time, the bank's operating result grew by 8.5% in year-on-year terms and stood at €42.3m compared to €39m at the end of March 2002. According to Mr. Schulte-Kemper, this development clearly proves that Essen Hyp is well prepared to face the challenges arising out of the difficult market environment.

Essen Hyp's earnings situation

Mr. Schulte Kemper was particularly satisfied with the development of the bank's net interest and commission income which grew by €3.9m, i.e. 6.7% in year-on-year terms, coming to €62.1m as of March 31, 2003.

In this context Mr. Schulte-Kemper emphasized that Essen Hyp's efforts to scale down funding costs were successful. In January and February 2003 the bank organized more than 20 roadshow presentations and numerous investor meetings all across Germany, aimed at promoting the placement of its funding instruments. In addition to this, the confirmation of Essen Hyp's ratings by the rating agency Moody's also had a positive impact on the development of funding costs. "We hope that our meeting with Standard & Poor's, the next major rating agency, which is scheduled for May this year, will have a similar effect," Mr. Schulte-Kemper added.

The bank's expenses remained at the previous year's level. While general operating expenses grew slightly and came to €5.6m against €5.4m in 2002, provisions for possible loan losses were reduced from €14.3m to €14.1m.

Capital market business maintained the previous year's level

"New public-sector lending commitments closely kept to the previous year's level," Mr. Schulte-Kemper reported. The bank took new public-sector loans totaling €6.1bn (€6bn in 2002) onto its books. Of this figure, €3bn (€1.6bn) relate to domestic public-sector bodies and credit institutions governed by public law and €0.1bn (€0.1bn) to foreign public-sector borrowers. Essen Hyp acquired securities that are eligible for cover to the amount of €2.4bn (€4.1bn), including €1.3bn (€0.3bn) issued by foreign borrowers. In addition to this, the bank took securities that are not eligible to serve as cover totaling €0.6bn (€0.2bn) onto its books.

Further expansion of property financing activities

"Our new mortgage lending business grew from €262.6m to €396.4m as of March 31, 2003, which is an increase of 51% in year-on-year terms," Mr. Schulte-Kemper reported. At €351.2m, i.e. 89%, residential loans accounted for the vast majority of this figure. 97% of the total loan volume, i.e. €382.6m, was granted to domestic borrowers while loans totaling €13.7m were extended to borrowers in the United States. "We plan to open a representative office in New York in the course of the year. Against this background, we are confident that we can further promote the internationalization of our property financing activities and the diversification of our loan portfolio," Mr. Schulte-Kemper added. He pointed out that Hypothekenbank in Essen AG has split its property financing activities into 'marketing' and 'transaction management' with effect from April 1, 2003, thus complying with the 'Minimum Requirements for Lending Operations' (*MaK*).



HYPOTHEKENBANK IN ESSEN AG

Stronger focus on funding

Mr. Schulte-Kemper was particularly pleased by the successful placement of the bank's funding instruments in the first quarter of 2003. "Hypothekenbank in Essen AG placed securities totaling €9.7bn (€6.8bn) on the international capital markets, an increase of 43% compared to the same period in the previous year. Essen Hyp's key funding instrument, the *Pfandbrief*, accounted for €5.4bn (€3.4bn) of this figure.
As announced in the Annual Report 2002, the main focus is on small-volume *Pfandbrief* issues that are tailored to investors' specific requirements. "This approach helped us to noticeably scale down funding costs," Mr. Schulte-Kemper explained.
As a result, the portion of Jumbo and Global *Pfandbriefe* decreased from €2bn as of March 31, 2002 to €1.5bn as of the end of March 2003, while the portion of small-volume *Pfandbriefe* more than doubled and came to €3.9bn compared to €1.4bn.
In addition to this, Essen Hyp issued other bonds and notes totaling €4.3bn (€3.4bn). "The majority of these funds were raised via our Commercial Paper Program (CP) and our Debt Issuance Program (DIP)," Mr. Schulte-Kemper pointed out. Drawings totaling €2.5bn (€2.9bn) were made under the Commercial Paper Program, both on the national and international capital markets. The average program utilization was €1.5bn against €1.8bn as of March 31, 2002.

Corporate Governance Code

Mr. Schulte-Kemper emphasized that Hypothekenbank in Essen AG welcomes and supports the German Corporate Governance Code presented by the German Corporate Governance Code Commission on August 20, 2002.
This Code describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. Even though the shares of Hypothekenbank in Essen AG are not listed on a stock exchange, Essen Hyp complies, to the extent possible, with the provisions of the German Corporate Governance Code.



HYPOTHEKENBANK IN ESSEN AG

The Corporate Governance Code of Hypothekenbank in Essen AG is published on our website www.essenhyp.com in order to ensure maximum transparency for our customers and business partners.

Future prospects

Mr. Schulte-Kemper closed his report with a positive outlook on the current financial year.

"Taking into account our business strategy to expand our mortgage lending activities and the current business development, I believe that Essen Hyp is well positioned for the future," Mr. Schulte-Kemper explained. Thanks to its lean and efficient organizational structure the bank is able to quickly respond to the challenges arising out of the business environment and the permanently changing legal framework. Against this background Hubert-Schulte-Kemper was confident that Essen Hyp will meet its business targets set out for the financial year 2003, including achieving a return on equity after tax of 14%.



HYPOTHEKENBANK IN ESSEN AG

Key Figures of Hypothekenbank in Essen AG

	31.03.2003 in € m	31.03.2002 in € m	Change in %
New lending commitments			
Public-sector loans and securities issued by other borrowers	6,071.6	5,961.5	1.8
Mortgage loans	396.4	262.6	51.0
The bank's funding	9,664.1	6,772.5	42.7
Medium-/long-term *Pfandbriefe* and other bonds	4,303.7	3,548.7	21.3
Short-term	5,360.4	3,223.8	66.3
of which: CP Program	2,506.8	2,918.8	-14.1
(current program utilization)	1,705.6	1,690.1	0.9
Profit and loss account			
Net interest and commission income	62.1	58.2	6.7
General operating expenses	5.6	5.4	3.7
Balance of other operating income and expenses	-0.1	0.5	-120.0
Operating result before provision for possible loan losses	56.4	53.3	5.8
Provision for possible loan losses	-14.1	-14.3	-1.4
Operating result	42.3	39.0	8.5

	31.03.2003 in € m	31.12.2002 in € m	Change in %
Figures from the balance sheet			
Balance sheet total	69,251.3	70,978.6	-2.4
Claims			
Mortgage loans	4,474.2	4,289.9	4.3
Public-sector loans	34,123.8	35,869.6	-4.9
Securities issued by other borrowers	24,613.1	24,286.0	1.3
Liabilities			
Mortgage *Pfandbriefe*	1,930.1	1,884.0	2.4
Public-sector *Pfandbriefe*	49,584.2	50,737.8	-2.3
Capital structure			
Subscribed capital	219.3	201.3	8.9
Reserves	364.6	352.6	3.4
Profit-sharing certificates	283.6	283.6	0.0
Subordinated liabilities	281.7	296.9	-5.1